Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

June 11, 2013	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attention:  Amy W. Miller, Senior Counsel

Re:                   Ares Capital Corporation (File Nos. 333-188175 and 814-00663)

Dear Ms. Miller:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 1 (“Amendment No. 1”) to its registration statement filed on Form N-2 on April 26, 2013 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) contained in your letter dated May 24, 2013 relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Prospectus Summary – The Company – Overview (Page 2)

1.                                    The information on this page concerns Ares, the adviser’s parent company. The Prospectus Summary should provide a clear and concise description of the “key features of the offering and the Registrant.”  See Form N-2, Instruction to Item 3.2. We do not object to the inclusion in the Prospectus Summary of information about the Fund’s adviser, but information about the adviser’s parent should be presented later in the prospectus.

The Fund has revised the disclosure as requested on page 3 of Amendment No. 1.

Prospectus Summary – Risk Factors (Pages 10-13)

2.                                    Please set forth only the principal risks of the Fund in the Prospectus Summary, and present the other risks later in the prospectus. See Form N-2, Item 8.3.a.

The Fund has revised the disclosure as requested on pages 9-10 of Amendment No. 1.

United States Securities and Exchange Commission

June 11, 2013

Prospectus Summary – Offerings (Page 14)

3.                                    Does the Fund intend to distribute returns of capital?  If so, please disclose and explain the consequences of return of capital distribution, i.e., that the distribution is a return of the shareholder’s original investment (which though not currently taxable will lower his or her basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of fund shares, even if sold at a loss to the shareholder’s original investment).

The Fund does not currently intend to distribute returns of capital and as a result has not made any changes to the disclosure.

Prospectus Summary – Fees and Expenses – Fee Table (Page 16)

4.                                    Please confirm that the expenses of the Senior Secured Loan Program are included in the Acquired Fund Fees and Expenses line item of the fee table.

Item 3 of Form N-2 defines an “Acquired Fund” as “any company in which the Registrant invests or intends to invest (A) that is an investment company or (B) that would be an investment company under section 3(a) of the 1940 Act (15 U.S.C. 80a-3(a)) but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act (15 U.S.C. 80a3(c)(1) and 80a-3(c)(7)).”  Because the SSLP is not an investment company and relies on the exception from the definition of “investment company” set forth in Rule 3(a)(7) of the 1940 Act, the SSLP is not an “Acquired Fund” and thus its expenses are not included in the Acquired Fund Fees and Expenses line item of the fee table.

Prospectus Summary – Fees and Expenses – Example (Page 19)

5.                                    Footnote 1 on this page explains that the expense example provided in the text assumes no capital gains, and then provides (in the footnote) what expenses would be if the 5% return was entirely from net realized capital gains.  Please remove this information from the footnote and add an additional line item to the expense example illustrating the expenses that would be incurred if the 5% return used in the example was made entirely of net realized capital gains.

The Fund has revised the disclosure as requested on page 16 of Amendment No. 1.

Prospectus Summary – Use of Proceeds (Page 51)

6.                                    This section discusses the Fund’s use of proceeds from the sales of its securities. Please confirm to us that prospectus supplements filed in connection with each future offering will disclose how long it will take the Fund to invest all or substantially all of the proceeds of the offerings in accordance with the Fund’s investment objective. See: Form N-2, Item 7.2.

Additionally, if the Fund expects the investment period to exceed three months, please disclose in the prospectus supplements the reasons for the expected delay.  See Guide 1 to Form N-2.

United States Securities and Exchange Commission

June 11, 2013

The Fund confirms that the prospectus supplements filed in connection with each future offering that disclose that all or a portion of the proceeds will be used to invest in portfolio companies will disclose how long the Fund anticipates it will take the Fund to invest such proceeds in accordance with the Fund’s investment objective.  Additionally, the Fund confirms that if the Fund expects the investment period to exceed three months, it will disclose in the prospectus supplements the reasons for the expected delay.

Management – Directors (Page 117)

7.                                    Please provide the information requested by Form N-2, Item 18.1 in the tabular format provided therein.

The Fund has revised the disclosure as requested on pages 118-121 of Amendment No. 1.

GENERAL COMMENTS

8.                                    We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments on disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally, or on any exhibits added in pre-effective amendments.

9.                                    If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund intends to omit information with respect to the following items from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date.  The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the SEC pursuant to Rule 497 of the Securities Act.

10.                            Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

United States Securities and Exchange Commission

June 11, 2013

11.                            Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Fund notes that Amendment No. 1 and this letter dated June 11, 2013 set forth the Fund’s responses to the Staff’s comments.

12.                            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund understands that:

(a)                               the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                              Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)                               the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                              Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation